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	                                                        Exhibit 11

                          BioTechnica International, Inc.
             Statement Regarding Computation of Per Share Earnings
                     For the quarter and nine months ended
                                March 31, 1998


                            Three Months Ended       Nine Months Ended
                                  March 31,               March 31,
                               1998       1997         1998       1997
Net income (loss)            $ 2,253    $ 2,609      $(1,841)   $(1,079)

Current undeclared
  preferred stock
  dividend                       169        169          506        506

Net income available to
  common shareholders net of
  undeclared preferred
  dividends                    2,084      2,440       (2,347)    (1,585)

Per share of common stock       0.02       0.02        (0.02)     (0.01)



Weighted average
shares                   103,055,577 115,418,788 103,055,577 115,418,788
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